March 14, 2006

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

John Reynolds, Esq.
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

Re:	The Company
Registration Statement on Form S-1, File No. 333-131417

Dear Mr. Reynolds:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) of Fortissimo Acquisition Corp., a Delaware corporation (the “Company”), in your letter dated February 28, 2006 (the “Comment Letter”).

I am writing to respond to the comments and to indicate the changes that have been made in Amendment No. 1 (“Amendment No. 1”) to the Registration Statement that is being filed today with the Commission. Four clean copies of Amendment No. 1, with exhibits, and four marked courtesy copies are enclosed for your reference. The marked copies show the changes made since the filing of the Registration Statement on January 31, 2006.

For your convenience, your comments are set forth in this letter, followed by our responses. The page numbers listed in our responses below track the page numbers in Amendment No. 1.

John Reynolds, Esq. United States Securities and Exchange Commission	March 14, 2006 Page 2 of 20

  General

1.
Prior to the effectiveness of this registration statement, please provide a copy of the letter from the NASD, confirming that it has finished its review and has no additional concerns regarding the underwriting arrangements in this matter.

Prior to the effectiveness of the Registration Statement, we will provide the Staff with a copy of the NASD “no-objection” letter or arrange for a call to the Staff from the NASD once the NASD has stated that it has no objections regarding the underwriting arrangements in this offering.

2.
We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that have recently been registered with the Commission. With a view toward disclosure, please provide us with the names of blank check companies that have registered or are seeking to register firm commitment offerings of which you are aware and further specify those that involve an underwriter or attorney of Fortissimo Acquisition Corp. Additionally, please identify the Securities Act form that the companies filed; the file number of the filing, if applicable; the date of effectiveness; and the status of the offering thus far. In particular, state the amount escrowed and whether the blank check companies have engaged in the desired business combination outlined in the prospectus. To assist us, please provide the information in a tabular format. We may have further comment.

Please see Annex A for a complete listing of the offerings by blank check companies that involve an underwriter or an attorney of the Company, along with the additional information requested in the comment.

3.
We note you are also registering the resale of the insider units. Please revise to provide the disclosure required by Item 507 of Regulation S-K. To the extent that the units are not transferable, the limitation is contractual and not one enforceable under the federal securities laws. Please revise to clarify that distinction. Also, clarify if the restriction can he waived by the party to the agreement opposite FCF.

We have revised the Registration Statement to provide the disclosure required by Item 507 of Regulation S-K. Specifically, we added a number of “Alternative Pages for Selling Securityholder Prospectus.”

Furthermore, we have revised the Registration Statement to indicate that the limitation on transferability is a contractual one. In addition, we have amended the Subscription Agreement so that this provision in the Subscription Agreement can now only be amended or waived by EarlyBirdCapital (and not by the Company).

John Reynolds, Esq. United States Securities and Exchange Commission	March 14, 2006 Page 3 of 20

  Inside Front Cover Page of Prospectus

4.
We note the statement that the "information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of our common stock." It is not clear what period of time this statement is meant to address. If the distribution of units is not complete, it would appear that you would have a duty to update the prospectus of material changes to your business. See the undertakings in Part II of the Registration Statement. Please advise.

We have deleted the statement in response to this comment.

  Prospectus Summary, page 7

5.	Please define your use of the term "liquidity events." Provide similar disclosure in the business section.

We have revised the Registration Statement in response to this comment.

6.
We note the disclosure here and in the proposed business section highlighting the reasons you will target an Israeli company or company that can benefit from moving its operations to Israel. Many of the highlights focus on the technology and research industries. Considering you are not restricted to any specific industry, such disclosure creates an implication that you will acquire a company that focuses on technology and/or research. If you were to acquire a company that is neither a technology or research company, your disclosure concerning the specific advantages would not be relevant even though investors have relied on such disclosure. Please revise your disclosure to remove such speculative language or revise to include language to clarify if there are advantages to operating in Israel in every other industry.

We have revised the Registration Statement in response to this comment by (a) listing various reasons why Israel is an attractive environment for emerging growth companies of all types (not just technology companies) and (b) clarifying that the Company is not limited to acquiring a company in any particular industry or any type of business.

John Reynolds, Esq. United States Securities and Exchange Commission	March 14, 2006 Page 4 of 20

7.
It would appear from your disclosure here and in your Item 101 and 401 of Regulation S-K that your "expertise" is in the technology and/or research industries. Because you are not limited to any specific industry, please revise in the appropriate section to explain how you plan to conduct your search. Do you plan to initially focus on technology and research industry? If so, is there a time or monetary threshold that would trigger your considering of companies in neither industry? Revise to explain how you will evaluate a company that management does not have expertise in.

We have revised the Registration Statement to clarify that while the Company may consummate a business combination with a company in any industry, it is more likely that the businesses targeted will be in the technology industry or utilize technology in connection with the manufacturing or provisioning of the goods or services produced by that business. Should the Company pursue an acquisition that is not in the technology industry, it would engage a consultant who has expertise in that particular industry to assist it with the evaluation of the business and ultimately with the acquisition.

8.
Please revise here and where appropriate to confirm, if true, that the company will not enter into a business combination unless the target already has operations in Israel or agrees to establish operations in Israel.

We have revised the Registration Statement in response to this comment.

9.	Please revise here and/or where appropriate to clarify what constitutes having operations in Israel. Is there a percentage or asset quantifiable measure?

We have revised the Registration Statement in response to this comment.

10.
We note the disclosure on page two and in your proposed business section that you "believe that the costs, risks and management disruption involved in the traditional initial public offering process makes a transaction with [you] an attractive alternative exit strategy." First please revise to clarify your use of the term "exit strategy." Second, it appears that the noted disclosure implies that merging with you is more beneficial than a private company engaging in its own public offering. If that is the implication you intend to convey, please revise to clarify how that is the case considering you are a company that has no business or operations, yet will be able to consummate an initial public offering.

With respect to the first part of the comment, we have revised the Registration Statement to replace the term “exit strategy” with the term “liquidity event,” which we have defined in the Registration Statement.

With respect to the second part of the comment, we have revised the Registration Statement to add disclosure explaining why the Company believes that it may be advantageous for a private company to merge with the Company rather than engage in its own initial public offering. Furthermore, we note that while the public markets are currently very receptive to SPAC transactions, they are not as receptive to initial public offerings for small-cap, emerging growth companies located in foreign countries.

John Reynolds, Esq. United States Securities and Exchange Commission	March 14, 2006 Page 5 of 20

11.
We note the disclosure here and throughout the prospectus that the company will proceed with the initial business combination only if certain conditions are met which include, for example, public stockholders owning less than 20% of the shares in this offering both voting against the business combination and exercising their conversion rights. Please explain whether in the company's view the 20% threshold could be lowered or increased by the company after the offering is effective and prior to the vote regarding the initial business combination, or whether any other of such conditions may be revised after the offering is effective. We may have further comment

The provisions referred to in this comment are included in the Company’s Amended and Restated Certificate of Incorporation and may not, by the express terms of that document, be amended until the consummation of the initial business combination. Furthermore, the Company will have contractually agreed in the Underwriting Agreement, the form of which was filed as Exhibit 1.1 to the Registration Statement, not to proceed with an acquisition if more than 20% of the public stockholders oppose such a transaction.

  Risk Factors, page 11

12.	Please revise to include a risk factor to address the risk that management will have to evaluate a company that is not within an area of their expertise.

In response to this comment, we have revised the Registration Statement by adding two sentences to the risk factor titled “Since we have not yet selected a particular industry or target business with which to complete a business combination, we are unable to currently ascertain the merits or risks of the industry or business which we may ultimately operate.”

13.
Please revise to include a risk factor to specifically address the disadvantage in negotiations you will have due to the time limit imposed by the term of this offering. For example, a target company negotiating with you towards the expiration period would have an advantage in negotiations because of your time constraints.

We have revised the Registration Statement in response to this comment.

14.	Please fill in the information in risk factor five and update as necessary in subsequent amendments.

We have revised the Registration Statement in response to this comment.

John Reynolds, Esq. United States Securities and Exchange Commission	March 14, 2006 Page 6 of 20

15.	Please revise the subheadings to risk factors 9 and 27 to clearly state the risk to the company and/or investors.

We have revised the Registration Statement in response to this comment.

16.
Risk factor 10 appears to address two separate risks: first, the risk associated with the issuance of shares, and second, the risk associated with the issuance of debt. Please revise to separate the risks.

We have revised the Registration Statement in response to this comment.

17.
Please revise risk factor 11 to clearly name any officers and/or directors that may stay with the company following a business combination. Also, since any employment or consulting arrangements will be determined at the same time as a business combination is being negotiated, please explain the basis for the statement that "the ability of such individuals to remain with the company after the consummation of a business combination will not be the determining factor in our decision as to whether or not we will proceed with any potential business combination." We may have further comment.

With respect to the first part of the comment, we have revised the Registration Statement to identify by name the officers that may stay with the Company following a business combination.

With respect to the second part of the comment, as stated in the Registration Statement, whether or not the target business chooses to offer employment to the Company’s executive officers will not be the determining factor (or even a determining factor) in whether or not the Company chooses to proceed with the business combination. As stated elsewhere in the Registration Statement, each of the executive officers of the Company holds positions with entities affiliated with Fortissimo Capital Fund GP, L.P. (“FCF”). This is beneficial to prospective investors, in that the Company will evaluate a potential business combination solely on its merits, and not on the basis of whether or not the executive officers of the Company will be offered employment with the target business.

18.
In risk factor 13, we note that "FCF and each of [your] officers and directors has agreed that they will present all suitable business opportunities to" you before presenting them to anyone else. Please revise here and/or where appropriate to clarify if any of your initial shareholders owe fiduciary duties to any other entities or persons. If so, revise to clearly discuss how they would reconcile their prior existing duties with those acquired with you.

Each of the Company’s executive officers is a partner in FCF, which is the general partner of three parallel partnerships (the “Fortissimo Funds”). Each of these individuals has a fiduciary obligation towards the Fortissimo Funds. The Company is a portfolio company of the Fortissimo Funds. Pursuant to approval which will be received from the Advisory Committee of the Fortissimo Funds prior to the consummation of this offering, these individuals can commit to first show all relevant investment opportunities to the Company, rather than to the Fortissimo Funds. This will ultimately serve the best interest of the Fortissimo Funds, by enhancing the value of the Company. Please see also the response to Comment #35 below.

John Reynolds, Esq. United States Securities and Exchange Commission	March 14, 2006 Page 7 of 20

19.
In risk factor 27, we note that there is no limit on the out of pocket expenses that may be incurred. In the event that they exceed the proceeds not held in trust, it would appear that management would not be reimbursed for those excess expenses if a business combination is not consummated. Please revise to include a risk factor to address the conflict that would exist if there are excess expenses that require reimbursement, Also, in the use of proceeds section, please revise to clarify how excess expenses are structured. Is it a loan or other liability that follows the company and must be repaid by the resulting company or a discretionary item that the resulting entity may decide not to reimburse?

Expenses incurred by the Company will be loaned to the Company prior to the consummation of the initial public offering. Following that point in time, those expenses will be paid out of the funds not being held in trust. To the extent that expenses are incurred beyond the funds not being held in trust, such expenses will be repaid by the target company following a business combination.

We have revised the Registration Statement in response to this comment by adding a risk factor titled “The requirement that we complete a business combination in 18 months (or 24 months in certain circumstances) may motivate our directors to approve a business combination during that time period so that they may get their out-of-pocket expenses reimbursed.”

20.	Risk factor 28 is a generic risk that would apply to any reporting company. Therefore, please remove.

We have revised the Registration Statement in response to this comment by deleting that risk factor.

21.
Please revise to clarify if the inclusion of risk factors 40 and 41 imply that you will only seek companies that would qualify as "approved enterprises." If that is not the case, we do not understand the discussion in both risk factors as they appear speculative at this point.

We have revised the Registration Statement in response to this comment by deleting those risk factors.

22.
The risk factors under the caption "risks related to the technology industry" are not relevant since you are not constrained to that industry. If you believe they are material risks, please advise why risk factors discussing risk of all industries should not be included, since as of this stage, you have no business or industry under consideration and are not limited to any industry.

We have revised the Registration Statement in response to this comment by deleting those risk factors.

John Reynolds, Esq. United States Securities and Exchange Commission	March 14, 2006 Page 8 of 20

23.
If applicable, please revise to discuss the conflict that results from your ability to combine with a company that has preexisting relationships with your initial shareholders. Disclose elsewhere in greater detail the circumstances under which you may enter into a business combination agreement with an affiliated entity. Disclose whether existing stockholders are currently affiliated with entities that may be considered as a potential target business. We may have further comment.

The Company has no current plans to enter into a business combination with an affiliated entity. In addition, as disclosed in the Registration Statement, to further minimize potential conflicts of interest, the Company has agreed not to consummate a business combination with an entity which is affiliated with any of our initial stockholders unless the Company obtains an opinion from an independent investment banking firm that the business combination is fair to the Company’s stockholders from a financial point of view.

The Fortissimo Funds have invested in two companies to date (NUR Macroprinters Ltd., a publicly-traded company, and Telrad Networks Ltd., a privately-held company) and have a signed term sheet to make an investment in Radview Software Ltd., a publicly-traded company. The only one of these entities which could potentially be considered a target is Telrad Networks Ltd., as the other two companies are already public. As stated above, the Company has no current plans to enter into a business combination with an affiliated entity including, without limitation, Telrad Networks.

24.
Please add a subheading or subheadings as necessary to the disclosure in the risks relating to service and enforcement of legal process. Also, the disclosure in the first paragraph appears to repeat information from risk factor 34 and the second paragraph appears to repeat information from risk factor seven. Please revise this section accordingly.

With respect to the first part of the comment, we have revised the Registration Statement in response to this comment.

With respect to the second part of the comment, we have deleted the first and second paragraphs in this section, as they were repetitive.

John Reynolds, Esq. United States Securities and Exchange Commission	March 14, 2006 Page 9 of 20

  Use of Proceeds, page 29

25.	Please revise to clarify what expenses has been paid by borrowed proceeds and which line item would be used to repay the existing related loan.

With respect to the first part of the comment, we have revised Note (1) to the table to clarify the amount of expenses that have been paid by borrowed proceeds.

With respect to the second part of the comment, these funds will be repaid out of the proceeds of the offering not being held in trust. In terms of “which line item,” the funds that are available for the repayment of the borrowed funds will come out of the line item in the Use of Proceeds table titled “Working capital to cover miscelleaneous expenses, D&O insurance and reserves.”

26.
We note that you will pay $7,500 per month to FCM for the use of their space and services. It appears that the space is also used by FCF and Koor Industries, LTD. If true, please revise the appropriate sections to discuss the relationships between the noted entities and the basis for the monthly fee if the same facilities will be used by a total of four entities.

The building located at 14 Hamelacha Street, Park Afek, Rosh Ha'ayin, Israel is a multi-tenant building, leased by an unrelated party to several companies, including Koor Industries, Fortissimo Capital Management (“FCM”), and FCF. The Company will sublease space from FCM and provide the monthly fee to FCM to cover the costs associated with renting a portion of the space currently rented by FCM, as well as for certain administrative services that will be provided to the Company.

27.
We note that you may make a lockup payment. Please revise to clarify if such payment is limited to any specific line item. Also, it appears that even if you made a lockup payment that was of a substantial amount, you may not have enough funds to consummate a business combination with the target to which you paid the lockup payment. Such a scenario would lead to an increase in the excess expenses that may be covered by insider advances. Please revise to address that scenario or advise.

The down payment or no-shop payment referred to in this section is not limited to any specific line item. Although theoretically possible, it is unlikely that the Company would make such a large down payment or no-shop payment as to not have sufficient funds to consummate a business combination with the target. Were this to occur, there would be an increase in the excess expenses that would be covered by insider advances.

John Reynolds, Esq. United States Securities and Exchange Commission	March 14, 2006 Page 10 of 20

  Proposed business, page 37

28.
Tell us the factors you considered in determining to value this offering at $24,000,000 and offer the units at $6.00 per unit. What factors did you consider when determining that you might need $22,920,000 in the trust fund to effect the business combination contemplated by the registration statement? Please advise us of the specific factors and motivations behind the valuation. Please note in particular that we are not seeking simply whether or not you have "a specific business combination under consideration," but are looking more to the type, nature and results to date of any and all due diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company's corporate existence was established on December 27, 2005 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Fortissimo Acquisition Corp. Given management's extensive and high-level experience in the target region, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company's net assets may be material information for which appropriate disclosure is required. We may have further comment.

As described in more detail below, the factors that were considered in determining both the size of the offering and the percentage of the proceeds to be deposited in the trust fund were market-related and were not, in any way, related to specific companies in the target region, none of which have been identified as of this time.

With respect to the size of the offering, the Company, in consultation with the underwriter, determined that the target businesses that it is likely to be focused on are those with a market capitalization less than $200 million. As it would be the Company’s goal to own some portion of the combined business, the Company determined that the right amount to raise in this offering was $24 million, realizing that the Company can utilize cash on hand, borrowed funds, or the issuance of additional securities in order to effect a business combination.

With respect to the percentage of the proceeds to be deposited in the trust fund, this was determined based on the Company’s sense as to what investors are now requiring for these types of transactions. The goal behind this process was to maximize the trust fund per share so as to benefit the public stockholders. In order to be able to have $5.73 per share deposited into the trust fund, FCF, one of the Company’s initial stockholders, has committed to purchase Insider Units from the Company for an aggregate purchase price of $2,000,004.

John Reynolds, Esq. United States Securities and Exchange Commission	March 14, 2006 Page 11 of 20

29.
We note the disclosure that you may "effect a business combination with a financially unstable company" or an early stage development company. To the extent that you do so, please revise to clarify if management will remain with the combined entity. If not, it is not clear why such a deal would benefit investors in this offering, since investors would essentially be investing in an underperforming company that would retain its underperforming management. If that is the case, they could have directly invested in the company without current management's ownership diluting any interest they receive. Please revise to clarify or advise.

We have revised the Registration Statement in response to this comment to delete all references to financially unstable companies. Instead, the Company will focus on business combinations with early stage development companies. The management of those businesses would, in all likelihood, remain with the combined entity unless the executive officers of the Company determined that it would be better for one or more of those individuals to be replaced.

30.	We note the disclosure on page 42 that you may have to obtain a fairness opinion. Please add a discussion of the circumstances that could lead to the board's inability to determine fair market value

We have revised the Registration Statement in response to this comment.

31.
Please either provide support for your belief that, "there may be numerous potential target businesses that we could acquire with the net proceeds of this offering," or remove this statement, which appears speculative.

We have revised the Registration Statement in response to this comment by deleting that statement.

32.
We note the disclosure on pages 46 - 50 concerning the various benefits that are afforded by Israeli law. Please revise to clarify how this impacts your search for a business combination. Confirm, if true, that you will only seek companies that can take advantage of the favorable laws. If not, the disclosure here creates an implication that you will. To the extent that you combine with a business that cannot benefit from these laws, the disclosure would be moot.

The Company does not intend to restrict its search for a business combination to companies that could benefit from favorable Israeli laws.

We have revised the Registration Statement in response to this comment by significantly reducing the length of the section captioned “Israeli Government Programs.”

John Reynolds, Esq. United States Securities and Exchange Commission	March 14, 2006 Page 12 of 20

  Management, page 57

33.
The prospectus states that Mr. Cohen is the Founding and Managing Partner of Fortissimo, which is the defined term in the prospectus, collectively, for the three limited partnerships for which FCF is the general partner. At pages 58-59, the prospectus describes Messrs. Blatt, Lesnick, Barashi and Hacohen as partners of Fortissimo. At page 63, the prospectus states that each of the company's officers and directors is currently affiliated with FCF. See also note (1) to the table at page 64 regarding beneficial ownership of the company's common stock. Please clarify whether the officers and directors are partners of FCF and/or one or more of the three limited partnerships.

Each of the Company’s executive officers is a partner of FCF, the general partner of each of the Fortissimo Funds. They are also employees of FCM, the management company of the Fortissimo Funds. We have revised the Registration Statement to clarify their positions with FCF and FCM.

34.	We note that Yuval Cohen has served on several boards of directors from 2002 to 2003. To the extent that those companies are reporting companies, please revise to identify each.

None of those companies was a public reporting company and, therefore, we have omitted the names of those companies.

35.
We note that FCF is a private equity fund that invests in public and private companies. We also note that FCF's investors are various financial institutions. Considering FCF's primary business is to invest in operating companies and ventures, it would be material to investors' understanding of the reason for FCF to initiate this offering and taking a route that is different from the traditional private equity investment practice.

The companies targeted by the Fortissimo Funds are typically at a “point of inflection”, also sometimes referred to as “turnaround” situations - experiencing a dramatic change, due to a shift in the dynamics of the market, competition, management or technology, and require strategic assistance in addition to capital in order to significantly enhance growth. The Fortissimo Funds invest in both public and private companies.

In contrast, the Company will target healthier companies that require growth capital in order to enhance their business and, typically, less managerial assistance. These companies would be more readily acceptable to the public markets and a capital infusion would accelerate growth quicker than with respect to a Fortissimo target company. They are also less risky investments.

In short, the types of companies that the Company will be targeting would differ from those sought by the Fortissimo Funds.

John Reynolds, Esq. United States Securities and Exchange Commission	March 14, 2006 Page 13 of 20

  Principal Stockholders, page 64

36.	Please advise why Michael Chill and Yair Seroussi are not included your table here or revise.

Pursuant to Item 403(a) of Regulation S-K, disclosure in this table is required only for stockholders who are the beneficial owner of more than five percent of any class of the registrant’s voting securities. Michael Chill and Yair Seroussi each own exactly 5.00% of the Company’s common stock and thus are not required to be included in the table.

However, for the convenience of the reader, we have added those two individuals to the Principle Stockholders table.

37.
We note your disclosure that FCF and each of Messrs. Cohen, Blatt, Lesnick, Barashi and Hacohen may be "deemed" to be "promoters." Item 404(d) of Regulation S-K requires that you identify promoters and discuss all transactions involving such persons. Please review Rule 405 of Regulation C and revise to identify the promoters of the company without qualifying the disclosure.

We have revised the Registration Statement in response to this comment.

  Certain Transactions, page 66

38.
The disclosure that all future transactions with affiliated parties are believed to be on terms "no less favorable than available" elsewhere appears speculative considering your status as a company with no operations and no understanding as to the identity of the future members of management of the resulting company.

We have revised the Registration Statement in response to this comment to clarify that this is the Company’s intention.

  SEC Position on Rule 144 Sales, page 73

39.
Please provide the basis for the last two sentences of this section that Rule 144 would be available to the holder of the Insider Units with respect to their resale following a business combination. We may have further comment.

The SEC position relating to reselling securities of blank check companies only relates to shares acquired prior to the consummation of the issuer’s initial public offering. As indicated in the last two sentences of this paragraph, this position would not apply to the Insider Units, as those securities are being purchased simultaneously with the consummation of this offering and are not pre-IPO securities.

John Reynolds, Esq. United States Securities and Exchange Commission	March 14, 2006 Page 14 of 20

  Underwriting, page 74

40.
Tell us whether EarlyBirdCapital will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

Neither EarlyBirdCapital, Inc. nor any other members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the securities sold in the offering. The Company undertakes to provide the staff with the requested information if EarlyBirdCapital Inc. or any members of the underwriting syndicate engages in electronic offers, sales or distributions under the Registration Statement after the date hereof and will add the appropriate disclosure in the Registration Statement, if applicable.

41.
Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Neither EarlyBirdCapital Inc. nor any other underwriter has any arrangement with third parties to host or access the preliminary prospectus on the Internet. If the Company or the underwriters subsequently enter into any such arrangements, the Company will promptly supplement its response.

John Reynolds, Esq. United States Securities and Exchange Commission	March 14, 2006 Page 15 of 20

42.
Does the company or do the underwriters intend to engage a directed units program in conjunction with this offering by the selling shareholders? If so, Please advise us of the mechanics of how and when these units were or will be offered and sold to investors in the directed unit program for this offering. For example, tell us how the prospective recipients and number of reserved units is determined. Tell us how and when the company and underwriter notified or will notify the directed unit investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered units, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed unit program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Neither the Company nor the underwriters presently intends to engage in a directed share program in connection with this offering.

  Financial Statements, page F-3

43.	Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

The updating requirements are duly noted.

  Note 2 - Proposed Public Offering, Page F-8

44.
Revise to clarify the expected timing of the issuance of the 400,000 Representative's Options and whether the options will be issued regardless of the status of the registration statement. Also, tell us your basis for using a volatility estimate of 44.8% in computing the fair value of the options.

With respect to the first part of the comment, we have revised Note 2 to clarify that the Representative’s Option is issued upon the effective date of the Registration Statement.

With respect to the second part of the comment, the volatility was determined based on a list of small cap Israeli companies that are publicly traded. In order to compare relevant companies, the Company excluded those companies with a market capitalization in excess of $1 billion or less than $70 million.

45.
In this footnote, you state the warrants will expire four years from the effective date of the proposed offering. In "Underwriting" on page 59 you state the warrants expire five years from the date of the prospectus. In the agreements filed as exhibits 1.1 and 4.4, you state the warrants expire on the five-year anniversary of the effective date and four years from the effective date of the registration statement, respectively. Please revise to provide consistent information throughout the documents.

John Reynolds, Esq. United States Securities and Exchange Commission	March 14, 2006 Page 16 of 20

To clarify, the various warrants referred to in this comment (the public warrants that are included in the Units being offered to the public, the warrants included in the Units that are part of the underwriters’ over-allotment option, the warrants included in the Insider Units and the warrants underlying the Representative’s Option) will each expire four years from the effective date of the registration statement.

The Representative’s Option, however, is exercisable anytime commencing on the later of the consummation of a business combination and one year from the date of the final prospectus, and expires five years from the date of the final prospectus.

  Outside Back Cover Page

46.	Please advise why the prospectus delivery requirement is not 90 days instead of the disclosed 40 days.

We have revised the Registration Statement to modify the prospectus delivery requirement to be 90 days.

  Part II

Recent Sales of Unregistered Securities

47.
Please include a discussion in this section of the private placement that is being registered for resale in this offering. Disclose the exemption relied upon and the facts supporting reliance upon the exemption.

We have revised the Registration Statement in response to this comment.

  Exhibit 23

48.	Provide a current consent of the independent accountant in any amendment.

We have provided a current consent of the independent accountant and will do so in each subsequent amendment.

49.	The legality opinion should also cover the units and the warrants themselves, in addition to the common stock comprising the units and warrants. Please revise the legality opinion accordingly.

We have revised Exhibit 5.1 to the Registration Statement in response to this comment.

John Reynolds, Esq. United States Securities and Exchange Commission	March 14, 2006 Page 17 of 20

50.
We note disclosure in article sixth of your Amended and Restated Certificate of Incorporation states that "[T]he following provisions (A) through (E) shall apply during the period commencing upon the filing of this Certificate of Incorporation and terminating upon the consummation of any "Business Combination," and may not be amended prior to the consummation of any Business Combination." Please provide us with a legal analysis as to whether or not an amendment to this provision would be valid under applicable state law. Additionally, please revise the prospectus to disclose this provision and explain the impact or potential impact of this provision on investors in the offering. For example, disclose: (i) whether the provision can be amended and if so on what basis; and (ii) whether the company views the business combination procedures as stated in the provision and the prospectus as obligations to investors that the company will not propose to amend, or alternatively, if the company reserves the right to amend this provision and change the procedures, disclose the extent of that authority and the circumstances under which changes would or may be proposed.

The Company’s Amended and Restated Certificate of Incorporation states that these provisions may not be amended. Furthermore, the Company will be a party to a contractual obligation not to amend those provisions.

While we are aware that at least one other special purpose acquisition company has attempted to modify this kind of charter provision, we do not believe that it is either within the spirit or the letter of the law to amend a provision which, by its terms, states that it may not be amended prior to the consummation of a business combination.

The Company does view the business combination procedures as stated in the provision and the prospectus as obligations to investors that the Company will not propose to amend.

We have revised the Registration Statement in response to this comment to clarify that these provisions are contained in the Company’s Amended and Restated Certificate of Incorporation, which cannot by their terms be amended prior to the consummation of a business combination.

John Reynolds, Esq. United States Securities and Exchange Commission	March 14, 2006 Page 18 of 20

* * * * * *

We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Brian B. Margolis

Brian B. Margolis

Enclosures

cc: Cathey Baker, Esq. (SEC)
Yuval Cohen (Fortissimo Acquisition Corp.)
David Alan Miller, Esq. (Graubard Miller)

John Reynolds, Esq. United States Securities and Exchange Commission	March 14, 2006 Page 19 of 20

ANNEX A

FIRM COMMITMENT OFFERINGS

FOR BLANK CHECK COMPANIES

AS OF MARCH 10, 2006

Name	Securities Act Form	SEC File No.	Date of Effectiveness	Status of Offering
				Amount Escrowed ($)	Business Combination
EarlyBirdCapital
Millstream Acquisition Corporation	S-1	333-105388	August 25, 2003	N/A	Consummated Business Combination
CEA Acquisition Corporation	S-1	333-110365	February 12, 2004	N/A	Consummated Business Combination
Chardan China Acquisition Corp.	S-1	333-111970	March 16, 2004	N/A	Consummated Business Combination
Tremisis Energy Acquisition Corporation	S-1	333-113583	May 12, 2004	$33,442,528	Seeking Shareholder Approval of Business Combination
Arpeggio Acquisition Corporation	S-1	333-114816	June 24, 2004	$35,641,108	Seeking Shareholder Approval of Business Combination
Rand Acquisition Corporation	S-1	333-117051	October 27, 2004	N/A	Consummated Business Combination
China Unistone Acquisition Corporation	S-1	333-117639	November 18, 2004	$17,622,000	Seeking Shareholder Approval of Business Combination
Millstream II Acquisition Corporation	S-1	333-119937	December 17, 2004	$23,736,000	Searching for Acquisition Candidate
Aldabra Acquisition Corporation	S-1	333-121610	February 17, 2005	$49,336,000	Searching for Acquisition Candidate

John Reynolds, Esq. United States Securities and Exchange Commission	March 14, 2006 Page 20 of 20

Ardent Acquisition Corporation	S-1	333-121028	February 24, 2005	$36,222,000	Searching for Acquisition Candidate
Terra Nova Acquisition Corporation	S-1	333-122439	April 18, 2005	$24,816,000	Searching for Acquisition Candidate
KBL Healthcare Acquisition Corp. II	S-1	333-122988	April 21, 2005	$42,400,000	Searching for Acquisition Candidate
Israel Technology Acquisition Corp.	S-1	333-123331	July 12, 2005	$33,965,000	Seeking Shareholder Approval of Business Combination
Courtside Acquisition Corp.	S-1	333-124380	June 30, 2005	$75,852,000	Searching for Acquisition Candidate
Chardan North China Acquisition Corp.	S-1	333-125016	August 02, 2005	$30,940,000	Seeking Shareholder Approval of Business Combination
Chardan South China Acquisition Corp.	S-1	333-125018	August 02, 2005	$30,940,000	Searching for Acquisition Candidate
Coconut Palm Acquisition Corp.	S-1	333-125105	Sept. 08, 2005	$63,620,000	Searching for Acquisition Candidate
Stone Arcade Acquisition Corp.	S-1	333-124601	August 15, 2005	$113,318,000	Searching for Acquisition Candidate
Ithaka Acquisition Corp.	S-1	333-124521	August 17, 2005	$48,867,978	Searching for Acquisition Candidate
Paramount Acquisition Corp.	S-1	333-127149	October 21, 2005	$53,534,500	Searching for Acquisition Candidate
Star Maritime Acquisition Corp.	S-1	333-125662	December 15, 2005	$213,575,000	Searching for Acquisition Candidate
Highbury Financial Inc.	S-1	333-127272	January 25, 2006	$43,786,234	Searching for Acquisition Candidate
Global Logistics Acquisition Corp.	S-1	333-128591	February 15, 2006	$85,620,000	Searching for Acquisition Candidate
Jaguar Acquisition Corp.	S-1	333-127135	N/A	N/A	Currently in Registration
Fortissimo Acquisition Corp.	S-1	333-131417	N/A	N/A	Currently in Registration
Ascend Acquisition Corp.	S-1	333-131529	N/A	N/A	Currently in Registration